VIA EDGAR ONLY

October 22, 2024

United States Securities and Exchange Commission

Attn: Anne McConnell

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trutankless, Inc. Form 10-K for the Year Ended December 31, 2023 Filed June 26, 2024 File No. 000-54219

Dear Ms. McConnell:

Pursuant to your telephone conversation today with our securities counsel, Trutankless, Inc. (“Trutankless”) is in receipt of the comment letter dated October 9, 2024 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Comment Letter”) and provides the following response to the comment contained in the Comment Letter relating to the above-referenced filing.

In response to the following enumerated comment in the Comment Letter, we respectfully submit the following response:

Form 10-K for the Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm, page F-1

1.

We note you only include audited financial statements as of and for the year ended December 31, 2023. Please amend your Form 10-K to include audited financial statements as of and for the year ended December 31, 2022 and ensure that audit is performed by a firm that is currently registered with the Public Company Accounting Oversight Board (PCAOB). Since the PCAOB revoked the registration of Gries & Associates, LLC on March 5, 2024, you are required to have your prior year financial statements reaudited by a firm that is currently registered with the PCOAB. Refer to PCAOB Rule 2100 and Rules 2-02, 2-05 and 8-02 of Regulation S-X. In addition, based on the fact your Form 10-K was filed without required audited financial statements and the fact you concluded ICFR was not effective due to several material weaknesses you identified that have not been remediated, it is not clear how management concluded DCP was effective in the Form 10-K. Please advise or revise.

 Response: We have engaged our current auditor, Victor Mokuolu, CPA PLLC (“VMCPA”), who is currently registered with the PCAOB, to reaudit our financial statements for the year ended December 31, 2022.  We have been advised by VMCPA that the audit of the financial statements for the year ended December 31, 2022 will be completed in approximately six (6) weeks.  Once that audit is complete, we will file an amended Form 10-K to include those financial statements and will also update the Form 10-K to revise management’s conclusion regarding disclosure controls and procedures.

Thank you for your assistance and review.

Sincerely,

Trutankless, Inc.

/s/ Guy Newman
Guy Newman
Chief Executive Officer